UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67574

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BroadOak Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4800 Montgomery Lane, Suite 230

(No. and Street)

Bethesda, MD 20814

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lars Hanan (301)717-1251   lhanan@broadoak.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter

(Name – if individual, state last, first, and middle name)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

80

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lars Hanan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BroadOak Partners, LLC _____, as of 26th Feb _____, 2026 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THERESA RAMSAROOP
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires June 02, 2026

Signature: _____

Title: _____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of
BroadOak Capital Partners, LLC)

Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm

December 31, 2025

SEC ID 8-67574
Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BroadOak Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2024.

Glen Allen, Virginia
February 24, 2026

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Financial Condition

December 31, 2025

<u>Assets</u>

Cash	$	521,538
Accounts receivable		15,000
Due from related party		12,773
Prepaid expenses		14,871
Total assets	$	564,182

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accrued expenses	$	25,000
Total liabilities		25,000
Member's equity		539,182
Total liabilities and member's equity	$	564,182

See notes to financial statement.

1. **Organization and Summary of Significant Accounting Policies**

BroadOak Partners, LLC (the "Company"), a Delaware corporation, formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC ("BroadOak Capital"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a financial advisor on behalf of corporations, partnerships and other entities which sell assets and/or issue securities in private placements.

Basis of Accounting

The accompanying financial statement is prepared under the accrual basis of accounting using accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on deposit with financial institutions and money market investments with original maturities of three months or less. The Company also considers cash and cash equivalents to include certificates of deposit that can be withdrawn immediately. The Company holds a certificate of deposit with an original maturity of five months. The certificate of deposit is carried at its amortized cost, which approximates fair value due to its short-term nature. Interest income is recognized over the term of the investment using the effective interest rate. Interest rate as of December 31, 2025 was 3.73%.

Accounts Receivable

Receivables represent amounts due for investment banking transactions. The Company applies the guidance prescribed by Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326) as it relates to their accounts receivable and unbilled services. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including accounts receivable and unbilled services. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The expectation is that the credit risk associated with accounts receivable and unbilled services is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated BroadOak Capital tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of BroadOak Capital on their respective income tax returns. The Company's federal tax status as a

1. Organization and Summary of Significant Accounting Policies, continued

pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company has no uncertain tax positions which must be considered for disclosure. Income tax returns filed by BroadOak Capital are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2022 remain open.

Reportable Segment

The Company follows ASU 2023-07: Improvements to Reportable Segment Disclosures, which requires certain disclosure related to reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its Executive Team. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on net income (loss) and total assets which are the same amounts in all material respects as those reported on the statement of financial condition.

2. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays monthly management fees, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred on behalf of the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. At December 31, 2025, $12,773 was due to the Company under this agreement.

The Company currently occupies office space leased by BroadOak Capital, the expense for which is allocated as part of the agreement. Management has reviewed the agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02-Leases (Topic 842).

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Notes to Financial Statement, Continued

December 31, 2025

3. **Regulatory Requirements**

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness and $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not to exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $481,538 which is $476,538 in excess of its required net capital of $5,000. The Company's net capital ratio was .52 to 1. The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

4. **Concentration of Credit Risk and Major Customers**

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured amounts. The Company believes it is not exposed to any significant credit risk on cash. At December 31, 2025, 100% of accounts receivable were due from one client.

5. **Subsequent Events**

Management has evaluated subsequent events through February 24, 2026, the date the financial statement was issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.